633 West Fifth Street, Suite 4000	51 West 52nd Street
Los Angeles, CA 90071-2007	New York, NY 10019-6150
September 17, 2007
VIA EDGAR AND MESSENGER
Pamela A. Long
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-7010

Re:	URS Corporation and Washington Group International, Inc.
Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A
Filed August 24, 2007
File No. 1-07567 and 1-12054
Draft of the Registration Statement on Form S-4
Delivered September 5, 2007
(File No. 333-146136)

Dear Ms. Long:
     On behalf of URS Corporation (“URS”) and Washington Group International, Inc. (“Washington Group” and, together with URS, the “Companies”), we are providing to the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) the Companies’ responses to the comments in your letter of September 12, 2007 regarding the Companies’ Amendment No. 2, filed on August 24, 2007 (“Amendment No. 2”), to the Preliminary Proxy Statement on Schedule 14A filed on July 19, 2007 and URS’ draft of the Registration Statement on Form S-4 delivered to the Staff on September 5, 2007. URS is concurrently filing a Registration Statement on Form S-4 (the “Form S-4”), which includes the Companies’ revised Preliminary Proxy Statement (the “Revised Proxy Statement”) and incorporates the revisions discussed below. For your convenience, each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from your letter in the order presented.
     The Companies desire to hold their respective stockholder meetings at the earliest possible date, which, at this juncture, is October 30, 2007, and would like the Form S-4 declared effective as soon as practicable. Accordingly, your prompt attention to this letter would be very much appreciated. We have also enclosed a request for acceleration of effectiveness executed by URS.
     To facilitate the Staff’s review, we have sent to your attention five courtesy copies of this letter and the Form S-4 marked to show changes against Amendment No. 2 and the draft previously provided.

September 17, 2007

     Please feel free to call Steven B. Stokdyk, counsel for URS, at (213) 891-7421, or David A. Katz, counsel for Washington Group, at (212) 403-1309, with any questions or comments.
PreR14A
1.	We note your response to prior comment 10. In Note 3 of the financial statements included in the March 31, 2007 Form 10-Q, you disclose the potential amount of liquidated damages and that they have not been “included in the current estimated contract loss because (you) believe it is unlikely that any liquidated damages will be owed once schedule relief for customer directed changes has been determined.” You do not appear to address the matter in any specific fashion in management’s discussion and analysis. There is no discussion of the nature of the delays or the fact the highway’s completion date is approximately one year later than originally scheduled. There is no clear discussion of the client’s right to withhold payments, the terms of the liquidated damage provisions in the contract, your basis for believing the client would not withhold payment, the claims process, etc. While we acknowledge that conditions can change resulting in unexpected financial statement impacts, we strongly urge you to carefully consider the disclosure requirements of Item 303 of Regulation S-K and the guidance in SEC Release No. 33-8350 in future filings.

Response:

We acknowledge the Staff’s observations with respect to prior disclosures and confirm that the Companies will continue to carefully consider the disclosure requirements of Item 303 of Regulation S-K and the guidance in SEC Release No. 33-8350 in future filings.
Material United States Federal Income Tax Consequences, page 88
2.	Refer to prior comment 7. Delete also the word “generally” in the last bullet point and in the third full paragraph on page 88.

Response:

In response to the Staff’s comment, the Revised Proxy Statement has been amended.

September 17, 2007

Interests of Washington Group’s Directors and Executive Officers in the Merger, page 95
3.	Please quantify the various substantial interests of each of the Washington Group directors and executive officers in the merger individually. Other than the named executive officers, we note that you aggregated the total value of consideration to be paid for all executive officers and directors as a group. Please note that Item 5 of Schedule 14A requires disclosure regarding the interests in the transaction of each person who has been a director or executive officer at any time since the beginning of the last fiscal year. Please also consider presenting the information in bullet points or tabular format so that it is easier for stockholders to read and understand.

Response:

In response to the Staff’s comment, the discussion on page 95 of the Revised Proxy Statement has been amended.
Material United States Federal Income Tax Consequences, page 88
4.	Please revise this section to remove the brackets you have placed around various phrases in this section. We assume that this was intended to suggest draft language.

Response:

In response to the Staff’s comment, the brackets have been removed and the signed opinions have been filed as exhibits to the Form S-4. The brackets were included because the opinion is not rendered until the Form S-4 is filed.

5.	Please state here, and on page 116 where you discuss delivery of the tax opinions as a closing condition, that you will amend and recirculate the proxy statement/prospectus and resolicit the vote if this condition is waived. Please remove references to the Securities and Exchange Commission, as it may suggest to shareholders that any actions you may take and disclosures you may provide in this case have been approved by the Commission.

Response:

In response to the Staff’s comment, the disclosure on pages 88 and 118 of the Revised Proxy Statement has been amended.

September 17, 2007

6.	As you are providing short-form opinions, please revise language in this section to clarify that the discussion constitutes counsels’ opinions. You currently state that URS and Washington Group have received opinions, and that based on the opinions, that the merger will constitute a reorganization, and the tax consequences described in the bullet points on page 88 will flow from the transaction. However, your discussion should make clear that it constitutes counsels’ opinions.

Response:

In response to the Staff’s comment, the disclosure on page 88 of the Revised Proxy Statement has been amended.

Identifiable intangible assets, page 126

7.	We note the reference to valuation advisors. If you refer to a third party, you must identify the third party and obtain its consent. See Rule 436 of Regulation C under the Securities Act.

Response:

In response to the Staff’s comment, the reference to consultations with valuation advisors has been removed from page 127 of the Revised Proxy Statement. The consultations were informal, the valuation advisors were not engaged and no formal presentations, reports or other analysis was prepared by the valuation advisors.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 125

4. Pro Forma Adjustments, page 129

8.	We note your response to prior comment 29 regarding pro forma adjustments (m) and (n). With regard to the unfavorable contract liability, please tell us the specific events and circumstances that occurred since the negotiation and consummation of the contracts resulting in their unfavorable position.

Response:

In response to the Staff’s comment, additional disclosure has been added to adjustment (m) on page 130. The Companies supplementally inform the Staff that the net unfavorable contract liability is comprised of several contracts, some of which contain below-market profitability and some that contain above-market profitability. The most significant contracts consist of three fixed price construction projects and four fixed unit price mining contracts that have experienced cost over-runs due to higher materials, labor and equipment operating costs than anticipated when the fixed price contracts were consummated. The increased costs have resulted in rates of return that are below current fair market rates if the contracts were to be entered into today. In a few cases, margin as- sold was below the current market rates. In those cases where contracts contain above-

September 17, 2007

market profitability, they are generally fixed price and target price contracts for which costs have been contained at below bid levels, resulting in profit margins that exceed current fair market levels.
Draft of S-4
Undertakings
9.	Provide the Rule 415 undertakings required by Item 512(a) of Regulation S-K.

Response:

In response to the Staff’s comment, the Rule 415 undertakings required by Item 512(a) of Regulation S-K have been provided.
Exhibit 5.1
10.	Please remove your assumption from clause (ii) on the first page of the opinion that the shares have been authorized. The opinion that the shares have been validly issued includes counsel’s finding that the shares have been duly authorized. It is not appropriate to assume conclusions as to legal matters that underlie the opinion.

Response:

In response to the Staff’s comment, clause (ii) on the first page of the opinion on Exhibit 5.1 has been removed.

11.	We note the statement “We are opining herein only as to the validity of the Shares under the General Corporation Law of the State of Delaware.” Provide written confirmation tagged as correspondence on the EDGAR system that counsel concurs with our understanding that the reference and limitation to the General Corporation Law of the State of Delaware includes the statutory provisions and all applicable provisions of the Delaware constitution, including reported judicial decisions interpreting these laws.

Response:

Latham & Watkins LLP supplementally confirms to the Staff that the reference and limitation to the General Corporation Law of the State of Delaware includes the statutory provisions and all applicable provisions of the Delaware constitution, including reported judicial decisions interpreting these laws.

September 17, 2007

Exhibit 8.1
12.	Refer to prior comment 10, and revise the second paragraph numbered 1 on page 2 to state clearly that the discussion in the proxy statement/prospectus is the opinion.

Response:

In response to the Staff’s comment, the opinion attached as Exhibit 8.1 to the registration statement on Form S-4 has been revised.
Exhibit 99.1 and 99.2
13.	Refer to prior comment 33, and revise the forms of proxy to identify them clearly as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

Response:

In response to the Staff’s comments, Exhibits 99.1 and 99.2 have been revised.
Closing
     In response to the Staff’s request for written confirmation from URS and Washington Group regarding their disclosure obligations and the Commission’s comment process, we hereby confirm on behalf of each of our respective clients that:
(a) each of URS and Washington Group is responsible for the adequacy and accuracy of their disclosures in the Preliminary Form S-4;
(b) the comments of the Staff or changes made in response to the Staff’s comments do not foreclose the Securities and Exchange Commission from taking any action on the Preliminary Form S-4; and
(c) URS and Washington Group may not assert the Staff’s comments as a defense in any proceedings initiated by the Securities and Exchange Commission or any person under the United States’ federal securities laws.
     As previously discussed, the Companies desire to hold their respective stockholder meetings at the earliest possible date, which is currently set for October 30, 2007, and would like to have the review of the Form S-4 completed so that it can be declared effective as soon as practicable. Accordingly, your prompt attention to this letter would be very much appreciated.

September 17, 2007

     As noted above, if you have any additional questions, please feel free to call the Steven B. Stokdyk at (213) 891-7421 or David A. Katz at (212) 403-1309.

Very truly yours,

/s/ Steven B. Stokdyk	/s/ David A. Katz
Steven B. Stokdyk, Esq.	David A. Katz, Esq.
LATHAM & WATKINS LLP	WACHTELL, LIPTON, ROSEN & KATZ

cc:	Martin M. Koffel
Chairman and Chief Executive Officer
URS Corporation
600 Montgomery Street, 26th Floor
San Francisco, CA 94111-2728

Stephen G. Hanks
President and Chief Executive Officer
Washington Group International, Inc.
720 Park Boulevard, P.O. Box 73
Boise, ID 83729